Exhibit 3.1

AMENDMENT NO. 1 TO FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF BLACK STONE MINERALS, L.P.

April 15, 2016

This Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P. (this “Amendment”) is hereby adopted effective (in accordance with Section 761(c) of the Internal Revenue Code of 1986, as amended) as of May 6, 2015, by, Black Stone Minerals GP, L.L.C., a Delaware limited liability company (the “General Partner”), in accordance with Article XIII of the Partnership Agreement (as such capitalized terms are defined below).

R E C I T A L S

A.    The General Partner is the sole general partner of Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”) that is governed by the First Amended and Restated Agreement of Limited Partnership dated as of May 6, 2015 (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

B.    The General Partner has determined that this Amendment will not adversely affect the Limited Partners in any material respect.

C.    Acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that this Amendment does not require the approval of any Partner.

A G R E E M E N T

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

1.    Section 6.2(g). Section 6.2(g) is hereby deleted in its entirety and replaced in full as follows:

(g)  Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners who are issued Units as a result of the transactions contemplated by the Contribution Agreement and the Underwriting Agreement; and provided, further, that each item of Partnership income, gain, loss and deduction for the period beginning on the Contribution Date and ending the date immediately before the Closing Date shall be allocated to the Partners holding Units on the date immediately before the Closing Date; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

2.    Ratification. Except as expressly amended hereby, the Partnership Agreement is hereby ratified and confirmed, and shall continue in full force and effect.

3.    Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with Section 13.1 of the Partnership Agreement, and as of the date first above written.

BLACK STONE MINERALS GP, L.L.C., as General Partner

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Senior Vice President, General Counsel, and Secretary